

07002327

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Wealth Enhancement Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1905 East Wayzata Blvd, Suite 300
(No. and Street)

Wayzata (City) MN (State) 55391 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark G. Beethe (952) 249-5041
(Area Code - Telephone No.)

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

120 South Sixth Street (Address) Minneapolis (City) MN (State) 55402 (Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 7 2007
WASH, D.C.
185

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

TABLE OF CONTENTS

This report* contains (check all applicable boxes):

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

AFFIRMATION

I, Mark G. Beethe, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Wealth Enhancement Brokerage Services, LLC for the year ended December 31, 2006, are true and correct. I further affirm that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Mark G. Beethe
Chief Manager & Financial Operations Principal

Subscribed to me before this 12th day of February 2007.

Notary Public


CANDICE CLARK
NOTARY PUBLIC MINNESOTA
MY COMMISSION
EXPIRES JAN. 31 2009

Wealth Enhancement Brokerage Services, LLC
(SEC I.D. No. 8-66305)

Financial Statements as of and for the Year Ended December 31, 2006, Supplemental Schedule as of December 31, 2006, Independent Auditors' Report, and Supplemental Report on Internal Control

*****

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document



SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH, D.C.
185
SECTION

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Wealth Enhancement Brokerage Services, LLC
Wayzata, Minnesota

We have audited the accompanying statement of financial condition of Wealth Enhancement Brokerage Services, LLC (the "Company") as of December 31, 2006, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (g) listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Minneapolis, MN
February 16, 2007

WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

CURRENT ASSETS:	
Cash	$ 556,172
Prepaid expenses	9,248
TOTAL	$ 565,420

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES—Accounts payable	$ 586
Total current liabilities	586
STOCKHOLDER'S EQUITY:	
Additional paid-in capital	85,000
Retained earnings	479,834
Total members' capital	564,834
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 565,420

See notes to financial statements.

WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

COMMISSIONS	$ 13,430,347
EXPENSES:	
Allocations from Parent—Commissions (Note 3)	5,372,139
Allocations from Parent—Broker dealer fees (Note 3)	671,517
Allocations from Parent—General and administrative (Note 3)	6,043,657
Exchange fees, regulatory fees, licenses, and permits	20,809
Professional services	8,579
Other	10,132
Total expenses	12,126,833
NET INCOME	$ 1,303,514

See notes to financial statements.

WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:	
Net income	$ 1,303,514
Adjustments to reconcile net income to cash provided by operating activities—Changes in assets and liabilities:	
Prepaid expenses and other receivables	232
Receivable from affiliates	32,946
Accounts payable	586
Total adjustments	33,764
Net cash provided by operating activities	1,337,278
CASH FLOWS USED IN FINANCING ACTIVITIES—Member distributions	(848,160)
INCREASE IN CASH AND CASH EQUIVALENTS	489,118
CASH—Beginning of year	67,054
CASH—End of year	$ 556,172

See notes to financial statements.

WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2006

	Additional Paid-in Capital	Retained Earnings	Total
BALANCE—December 31, 2005	$ 85,000	$ 24,480	$ 109,480
Net income		1,303,514	1,303,514
Member distribution		(848,160)	(848,160)
BALANCE—December 31, 2006	$ 85,000	$ 479,834	$ 564,834

See notes to financial statements.

WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business—Wealth Enhancement Brokerage Services, LLC (the "Company"), formed May 28, 2003, is a privately held Minnesota limited liability company operating as a registered securities broker/dealer. The Company became fully operational on January 1, 2005. The Company is a wholly owned subsidiary of Wealth Enhancement Group, LLC (the "Parent"). The Parent has agreed to contribute capital, as needed, to fund the operations of the Company. The Company is a fully disclosed broker/dealer which does not receive customer or other securities. The Company has a clearing agreement through SII Investments, Inc. ("SEC I.D. No. 8-13963"). However, on December 27, 2006, the Company entered into a new agreement with Linsco/Private Ledger Corporation.

Revenue Recognition—Commissions are recognized as earned.

Income Taxes—The Company is treated as a disregarded entity for U.S. federal income tax purposes and therefore is treated as a branch of the Parent. The Parent is treated as a partnership for U.S. federal income tax purposes. Accordingly, there is no provision for income taxes in the Company's financial statements.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (the "Commission") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital of $555,586 was $550,586 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was zero at that date because there were no material outstanding liabilities.

The Company claims exemption from Rule 15c3-3 of the Commission under Paragraph (k)(2)(ii) of that rule. Therefore, the Company is not required to make periodic computations of reserve requirements for the exclusive benefit of customers.

3. RELATED-PARTY TRANSACTIONS

The Parent allocates commissions and broker dealer fees to the Company. For the year ended December 31, 2006, $5,372,139 and $671,517 were allocated to the Company for commissions and broker dealer fees, respectively. The allocations approximate the charges incurred by the Parent for similar expenses.

In addition, certain expenses, including occupancy, compensation, and other administrative costs, may be paid by the Parent or affiliates, and charged to the Company. During 2006, $6,043,657 of expenses were paid by the Parent and allocated to the Company. At December 31, 2006, no amounts were payable to the Parent or affiliates related to these expenses. At December 31, 2006, no amounts were due from affiliates relating to expenses paid by the Company on behalf of an affiliate.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company were operating independently.

4. SUBSEQUENT EVENTS

On December 27, 2006 Wealth Enhancement Group, LLC (WEG), parent company of Wealth Enhancement Brokerage Services, LLC ("WEBS") entered into a Letter Agreement with a new Broker/Dealer ("New BD") with regard to the transition of WEG's and its affiliates' licensed Financial Advisors and their clients to New BD.

Both parties agreed to required service platform deliverables from New BD prior to any Financial Advisor or account being transferred to New BD. These deliverables were made and the transition of business began on February 5, 2007. New BD agreed to reimburse transition costs including providing a dedicated transition manager and team to effect the transition and to contributing up to $200,000 for the cost of transaction fees related to transition of securities accounts from an existing broker-dealer with which WEBS has a commission-sharing arrangement and advisory accounts from Wealth Enhancement Advisory Services, LLC ("WEAS") to New BD's advisory service platform. New BD will ensure technical capabilities are functional through the investment of additional personnel and capital necessary. New BD made a payment of $350,000 to WEBS in January 2007. Retention of the $350,000 is contingent on WEG, registered representatives and investment adviser representatives remaining associated with New BD for at least twelve months following December 27, 2006.

WEBS agreed to use the new BD as the exclusive provider of brokerage services through a new commission-sharing Brokerage Service Agreement with WEBS, effective February 5, 2007. The Agreement replaces the existing agreement WEBS had with another broker-dealer.

WEAS also agreed to use New BD as the primary provider of advisory services through an Advisory Program Agreement with New BD. No previous agreement existed between WEAS and another advisory service provider.

* * * * * *

SUPPLEMENTAL SCHEDULE

WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

NET CAPITAL:	
Total stockholder's equity from the statement of financial condition	$564,834
Less nonallowable assets:	
Prepaid expenses	9,248
Total nonallowable assets	9,248
NET CAPITAL	$555,586
AGGREGATE INDEBTEDNESS—Total liabilities from the statement of financial condition	$ 586
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$550,586
Ratio of aggregate indebtedness to net capital	0

There were no differences between the net capital and aggregate indebtedness under SEC Rule 15c3-1 as shown herein and with those filed by the respondent in Part II of Form X-17a-5.

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

February 16, 2007

Wealth Enhancement Brokerage Services, LLC
1905 East Wayzata Boulevard
Wayzata, MN 55391

In planning and performing our audit of the financial statements of Wealth Enhancement Brokerage Services, LLC ("the Company"), as of and for the year ended December 31, 2006 (on which we issued our report dated February 16, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,



END